SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Data Storage Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

23786R128
(CUSIP Number)

Charles M. Piluso
401 Franklin Avenue, Suite 103
Garden City, NY 11530
(212) 564-4922
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23786R128	13D	Page 2 of 8 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Charles M. Piluso
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,236,878*
	8.	SHARED VOTING POWER 3,269,863**
	9.	SOLE DISPOSITIVE POWER 12,236,878*
	10.	SHARED DISPOSITIVE POWER 3,269,863**
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,506,741* **
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.1%
14.		TYPE OF REPORTING PERSON IN
* Includes (i) 11,049,723 shares and (ii) 1,187,155 shares issuable upon the exercise of options, of which 915,701 are currently exercisable.
** Consists of shares owned by Piluso Family Associates, LLC, of which the Reporting Person is the managing manager.

CUSIP No. 23786R128	13D	Page 3 of 8 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Piluso Family Associates, LLC 37-1463812
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 3,269,863
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 3,269,863
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,269,863
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 23786R128	13D	Page 4 of 8 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to Common Stock, par value $0.001 per share (the “Common Stock”), issued by Data Storage Corporation (the “Issuer”). The Issuer’s principal executive office is located at 401 Franklin Avenue, Suite 103, Garden City, New York 11530.

Item 2.  Identity and Background.

Charles M. Piluso (“Piluso”) is an individual whose address is 401 Franklin Avenue, Suite 103, Garden City, New York  11530.  Piluso Family Associates, LLC (“Associates” and, together with Piluso, the “Reporting Persons”) is a limited liability company with an address at 401 Franklin Avenue, Suite 103, Garden City, New York  11530.  Piluso is the President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors of the Issuer, and the managing member of Associates. During the last five years, the Reporting Persons have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Piluso is a United States citizen and Associates is a limited liability company formed in Delaware.

Item 3.  Source and Amount of Funds or Other Consideration.

On September 19, 2012, the Reporting Persons agreed to purchase an aggregate of 833,334 shares of Common Stock (the “Shares”) from the Issuer for aggregate consideration of $125,000 in cash.  The purchases were consummated on September 19, 2012. After such purchases, Piluso beneficially owned (i) 11,049,723 shares of Common Stock individually, (ii) 3,269,863 shares of Common Stock owned by Piluso Family Associates, LLC and (iii)1,187,155 shares of Common Stock subject to stock options, of which 915,701 are currently exercisable.  The acquisition by Piluso individually was financed with personal funds and the acquisition by Piluso Family Associates was financed with working capital.

Item 4.  Purpose of Transaction.

The shares were acquired for investment purposes. The Reporting Persons do not at the present time have any plans or proposals which relate to or would result in:

(a)
The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the acquisition of shares underlying warrants directly or indirectly owned by him as of the date hereof;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

CUSIP No. 23786R128	13D	Page 5 of 8 Pages

(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

As of the date hereof and as more fully described in Item 3 above, the Reporting Persons may be deemed to be the direct and indirect beneficial owner of an aggregate of 15,506,741 shares of Common Stock. Piluso has sole voting and dispositive control over 12,236,878 of such shares and the Reporting Persons have shared voting and dispositive control over 3,269,863 shares.

The 15,506,741 shares of Common Stock beneficially owned by the Reporting Person represent 46.1% of the 32,439,955 issued and outstanding shares of Common Stock as of September 19, 2012 based on 29,056,622 shares of Common Stock outstanding as of June 30, 2012 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (the “Form 10-Q”), plus 50,000 shares issued on May 15, 2012 but not included in the Form 10-Q, plus 1,666,666 shares issued on September 10, 2012 as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2012, plus 1,666,667 shares issued on September 19, 2012 as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2012.

The following sets forth certain information regarding all transactions in the Common Stock that were effected by the Reporting Persons during the past sixty days:

Date	Amount of Common Stock Acquired	Price Per Security	Where and How Effected

9/19/12	166,667 shares	$0.15	Private purchase by Piluso from the Issuer

9/19/12	666,667 shares	$0.15	Private purchase by Associates from the Issuer

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

CUSIP No. 23786R128	13D	Page 6 of 8 Pages

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description

2.1
Stock Purchase Agreement between Charles M. Piluso and the Issuer dated as of September 19, 2012 (incorporated by reference to Exhibit 2.2 of Current Report on Form 8-K filed by the Issuer September 21, 2012 (File No. 000-54579)).

2.2
Stock Purchase Agreement between Piluso Family Associates and the Issuer dated as of September 19, 2012 (incorporated by reference to Exhibit 2.3 of Current Report on Form 8-K filed by the Issuer September 21, 2012 (File No. 000-54579)).

99.1	Joint Filing Agreement

CUSIP No. 23786R128	13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: September 28, 2012
/s/ Charles M. Piluso
Charles M. Piluso

Piluso Family Associates, LLC

	By:	/s/ Charles M. Piluso
Charles M. Piluso, managing member

CUSIP No. 23786R128	13D	Page 8 of 8 Pages

Exhibit Index

Exhibit No.	Description

2.1
Stock Purchase Agreement between Charles M. Piluso and the Issuer dated as of September 19, 2012 (incorporated by reference to Exhibit 2.2 of Current Report on Form 8-K filed by the Issuer September 21, 2012 (File No. 000-54579))

2.2
Stock Purchase Agreement between Piluso Family Associates and the Issuer dated as of September 19, 2012 (incorporated by reference to Exhibit 2.3 of Current Report on Form 8-K filed by the Issuer September 21, 2012 (File No. 000-54579))

99.1	Joint Filing Agreement